SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation 401(k) Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION
15501 NORTH DIAL BOULEVARD
SCOTTSDALE, ARIZONA 85260-1619

THE DIAL CORPORATION 401(k) PLAN
FOR HOURLY EMPLOYEES

Financial Statements as of and
For the Years Ended November 30, 2002 and 2001,
Supplemental Schedules as of and for the Year Ended
November 30, 2002, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
NET ASSETS AVAILABLE FOR BENEFITS
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
Assets (Held at End of Year)
Reportable Transactions
Exhibit 23
Exhibit 99.1
Exhibit 99.2

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2002 AND 2001 AND FOR THE YEARS THEN ENDED:
Net Assets Available for Benefits	2
Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2002 AND FOR THE YEAR THEN ENDED:
Assets (Held at End of Year)	9
Reportable Transactions	10
Exhibits	13

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of
The Dial Corporation 401(k) Plan for Hourly Employees
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the “Plan”), as of November 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2002 on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 23, 2003

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2002 AND 2001

	2002	2001
ASSETS
INVESTMENTS AT FAIR VALUE:
Mutual Funds	$13,242,439	$13,623,433
Guaranteed Investment Contract Funds	5,324,582	4,238,517
Common Stock	4,594,175	4,531,108
Participant notes receivable	1,013,940	730,538

Total investments at fair value	24,175,136	23,123,596

RECEIVABLES
Employer contributions	12,055	11,474
Participant contributions	40,215	40,078
Interest on loan repayments	1,050	1,064

Total receivables	53,320	52,616

NET ASSETS AVAILABLE FOR BENEFITS	$24,228,456	$23,176,212

See notes to financial statements.

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
Contributions:
Employer	$580,887	$557,886
Employee pre-tax	1,994,087	1,936,690
Employee after-tax	103,087	115,452

Total contributions	2,678,061	2,610,028

Investment income/(loss):
Dividends	281,479	829,060
Interest	305,757	269,042
Net (depreciation)/appreciation in fair value of investments	(736,114)	298,276

Total investment (loss)/income	(148,878)	1,396,378

Plan Transfers	497,780	—

Benefits paid to participants	(1,974,719)	(1,477,841)

NET INCREASE	1,052,244	2,528,565
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	23,176,212	20,647,647

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$24,228,456	$23,176,212

See notes to financial statements.

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan for Hourly Employees (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan, commonly known as the Planning Retirement Income Management Earnings Plan (“PRIME”), was established October 1, 1991. Employees of certain facilities of The Dial Corporation (the “Company”) who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

Effective December 31, 2001, with the approval of the Board of Directors of the Dial Corporation and the trustees of The Dial Corporation Taxsaver Investment Plan (“TIP”), the account balances in the TIP Plan were merged into this plan. All net assets of the TIP Plan were assumed by this Plan effective December 31, 2001. Immediately after the merger, each participant in the Plan had an account balance equal to the sum of the account balances the participant had in the TIP Plan (together with the account balances in this Plan, if applicable) immediately prior to the plan merger. Combined participant account balances totalling $497,780 were transferred from the TIP Plan into this Plan on December 31, 2001. It is the intention of the Board of Directors of the Company that any rights and features of the TIP Plan prior to the plan merger required to be preserved by applicable law be so preserved, and this Plan shall be construed and administered to effectuate this intent.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks.

3)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 3.34% to 7.83% for 2002 and 4.85% to 7.83% for 2001, resulting in a blended rate of return for the fund of 5.20% and 6.06%, for 2002 and 2001, respectively.

4)	T. Rowe Price Personal Strategy Income Fund - This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities.

5)	T. Rowe Price Personal Strategy Balanced Fund - This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities.

6)	T. Rowe Price Personal Strategy Growth Fund - This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities.

7)	T. Rowe Price Value Fund - This fund seeks long-term capital appreciation by investing in stocks in a variety of industries.

8)	T. Rowe Price Mid-Cap Growth Fund - This fund seeks long-term capital appreciation by investing in stocks of medium sized companies.

9)	T. Rowe Price Small-Cap Stock Fund - This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies.

10)	T. Rowe Price International Stock Fund - This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies.

11)	T. Rowe Price Spectrum Growth Fund - This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies.

12)	Pimco Total Return Fund - This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with duration ranging from three to six years.

13)	The Dial Corporation (“Dial”) Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

Except for the T. Rowe Price Stable Value Fund and the Dial Common Stock Fund, the fair value of the above funds is dependent upon the market value of the investment.

b.	Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in 2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010). For participants of the Plan at the Ft. Madison and Aurora plants, Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Company matching contributions for other Plan participants are 25% of wage reductions up to a certain maximum contribution per week. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax or catch-up contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are invested by T. Rowe Price pursuant to the investment elections of the participant.

c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d.	Participant Loans and Hardship Withdrawals – The Plan allows participants covered by collective bargaining agreements to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a maximum of five years, except for loans for purchasing a home, which can be repaid over a maximum of 15 years. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants’ with interest repayments credited proportionately to the current investment elections of the participant. Withdrawals of employee wage reduction contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans and after-tax withdrawals available under the Plan have already been obtained.

e.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

f.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2002 and 2001, Plan expenses were paid directly by the Company.

h.	Plan Termination - While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Distributions are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2002 and 2001:

	November 30

	2002	2001

Mutual Funds:
Pimco Total Return Fund	$660,342	$412,361
TRP Blue Chip Growth Fund	2,730,739	3,163,688
TRP International Stock Fund	408,530	407,349
TRP Mid-Cap Growth Fund	1,907,102	1,970,478
TRP Personal Strategy Balanced Fund	479,433	458,405
TRP Personal Strategy Growth Fund	522,305	489,204
TRP Personal Strategy Income Fund	4,586,704	4,664,615
TRP Small-Cap Stock Fund	666,481	595,711
TRP Spectrum Growth Fund	420,557	440,984
TRP Value Fund	269,874	300,471
TRP Equity Index Trust Fund	590,372	720,167
Guaranteed Investment Contract Funds:
TRP Stable Value Fund	5,324,582	4,238,517
Common stock:
The Dial Corporation	4,594,175	4,531,108
Contributions receivable	52,270	51,552
Participant notes receivable	1,013,940	730,538
Interest receivable on loan repayments	1,050	1,064

NET ASSETS AVAILABLE FOR BENEFITS	$24,228,456	$23,176,212

4.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES
SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2002
Form 5500, Schedule H, Part IV
Schedule of Assets (Held at End of Year)

Column B	Column C	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TRP Stable Value Fund	GIC Fund (5,324,582 shares)	$5,324,582
TRP Equity Index Trust Fund	Mutual Fund (23,134 shares)	590,372
Pimco Total Return Fund	Mutual Fund (60,917 shares)	660,342
TRP Personal Strategy Income Fund	Mutual Fund (375,344 shares)	4,586,704
TRP Personal Strategy Balanced Fund	Mutual Fund (34,368 shares)	479,433
TRP Personal Strategy Growth Fund	Mutual Fund (32,870 shares)	522,305
TRP International Stock Fund	Mutual Fund (43,646 shares)	408,530
TRP Mid-Cap Growth Fund	Mutual Fund (58,464 shares)	1,907,102
TRP Value Fund	Mutual Fund (16,257 shares)	269,874
TRP Small-Cap Stock Fund	Mutual Fund (29,490 shares)	666,481
TRP Spectrum Growth Fund	Mutual Fund (35,490 shares)	420,557
TRP Blue Chip Growth Fund	Mutual Fund (116,400 shares)	2,730,739
The Dial Corporation	Common Stock (220,662 shares)	4,594,175
Participant notes receivable	Participant loans
	(Interest at 4.75% to 9.50%,
	maturing from 2002 to 2017)	1,013,940

	Total assets (held at end of year)	$24,175,136

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES
SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2002
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

Column A	Column B	Column C	Column D	Column G	Column H	Column I
Current
Identity					Value of	Net
Of	Description				Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	Or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions
Series of Transactions
TRP Stable Value Fund	GIC Fund	$1,907,548		$1,907,548	$1,907,548
Dial Corp. Common Stock Fund	Common Stock		$1,123,154	$1,123,154	$1,123,154	$0

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES

By	/s/ Conrad A. Conrad
Conrad A. Conrad
Executive Vice President and Chief Financial Officer of
The Dial Corporation

DATE: May 27, 2003

Index to Exhibits

Exhibit Number	Description

23	Independent Auditors’ Consent
99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbones-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbones-Oxley Act of 2002